UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 19, 2026

Phillipe Wolgen
Chief Executive Officer
Clinuvel Pharmaceuticals Limited
Level 22, 535 Bourke Street
Melbourne, VIC 3000
Australia

Re: Clinuvel Pharmaceuticals Limited
Amendment No. 1 to Draft Registrant Statement on Form 20-F
Submitted March 4, 2026
CIK No. 0001290877

Dear Phillipe Wolgen:

We have reviewed your filing and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Amendment No. 1 to Draft Registrant Statement on Form 20-F

Item 3. Key Information
B. Capitalization and Indebtedness, page 4

1. We acknowledge your response to prior comment four. Please revise to address the following:
   - Revise the total capitalization amount in the table to reconcile to the balance sheet rather than using market capitalization;
   - Include a double line underneath the cash and cash equivalents and short-term investments numbers to distinguish them from the capitalization line items; and
   - Explain what the 'All other assets' line item represents and why it is included in the table.

Item 4. Information on the Company, page 22

2. We note that your January 12, 2026 press release announced a significant expansion of your VALLAURIX Research, Development and Innovation (RD&I) Centre in

Singapore. With reference to Items 4.D. and 10.C. of Form 20-F, please revise to discuss this project and its impact or advise.

Item 4.B. Business Overview, page 24
Grow the Research and Development Capacities and Broaden Therapeutic Portfolio, page 27

3. We note your response to prior comment 8, as well as the inclusion of the pipeline table appearing on page 28. In this regard:
   - We note that the row reflecting SCENESSE in adolescent EPP indicates that the next anticipated program milestone is a "filing in H2 2026." Please revise to clarify the relevant regulator or jurisdiction as appropriate.
   - Revise the row reflecting SCENESSE in adolescent and adult vitiligo to (1) clarify in a footnote or otherwise, that the ongoing Phase 3 CUV105 trial is evaluating SCENESSE with adjunctive phototherapy and not as a monotherapy and (2) to include the year in which you expect topline results from the CUV105 trial.
   - We note your disclosure on page 27 that you recently announced that you are developing liquid injectable controlled-release doses for melanocortin delivery, and that VLRX-L, the first of these platforms, entered a preclinical study in early 2026; however it is not clear whether you have selected a targeted indication for this program at this time. As it appears this program may be too preliminary to be emphasized in the pipeline table at this time, please provide us with your analysis supporting your determination to include it. If this program is currently material, please revise the table to identify the targeted indication and/or revise your disclosure as appropriate.
   - Please remove the row reflecting "Other platforms TBA," as any such platforms do not appear to be currently material enough to your business to justify highlighting in the pipeline table.
   - Please limit the pipeline table to depict only your material pharmaceutical programs, and remove the row reflecting your PhotoCosmetics program. In this regard, we note that the development of cosmetics is not subject to the same clinical development and regulatory review process reflected by the table, and therefore, the narrative disclosure is a more appropriate place to discuss the PhotoCosmetics program.

4. We acknowledge your response to prior comment 11, which we reissue with respect to the bullet points below. In this regard, we note that your pipeline table should be a visual reflection of the narrative discussion in the prospectus, which discussion should provide proper context and thoroughly address all completed, ongoing, and planned preclinical and clinical trials of your material product candidates.
   - The pipeline table, and your narrative disclosure on page 28 regarding the expected marketing submission for NEURACTHEL in the EU, suggests that all clinical trials of NEURACTHEL for IS and MS are complete. However, it does not appear that the design of these clinical trials, or the results observed, are discussed.
   - On page 28, you reference a prior CUV102 trial of SCENESSE in adolescent and adult vitiligo; however, the trial phase, trial design, and results observed do not appear to be discussed.

   Please revise or otherwise advise.

5. Please revise page 28 to disclose the jurisdiction(s) where you plan to apply for regulatory approval for SCENESSE in adolescent and adult vitiligo and in variegate porphyria, and, as appropriate, in which order.

SCENESSE, page 28

6. We note your statement that "[c]urrently, the largest market opportunity is seen in vitiligo..." To provide insight into the size of the market opportunity, please revise to discuss the estimated size of the vitiligo patient population in adolescents and adults worldwide and/or in markets that are material to your business prospects. Similarly, with respect to your late-stage NERUACTHEL program, provide the estimated size of the patient population with infantile spasms and acute exacerbations of MS, which you state you believe would benefit from NEURACTHEL treatment.

Item 5. Operating and Financial Review and Prospects
A. Operating Results
Research and Development, page 46

7. We acknowledge your response to prior comment 24 and partially reissue our comment. Please revise to disclose the following:
   - Whether you track your research and development costs by program area; and
   - As 'Other costs' is over 40% of 2025 research and development expense, please revise to quantify and disclose its components and whether this material trend is expected in future periods.

Table of Contents, page F-1

8. Please revise the table of contents to your Item 18 financial statements to address the following:
   - Revise to disclose the December 31, 2025 interim financial statements and notes thereto; and
   - Please distinguish that your interim financial statements are unaudited and presented on an IFRS basis, as opposed to your annual financial statements that are audited and presented on a U.S. GAAP basis.

Notes to the Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies
Revenue, page F-8

9. We acknowledge your response to prior comment 23 and partially reissue our comment. Please revise your footnotes or MD&A to disclose the amounts for each significant category of sales rebate and other variable consideration adjustment reflected in the periods presented.

10. We note your disclosure on page 35 that changes in pricing of SCENESSE, from which you have consistently generated over 90% of your product sales, may have a severe impact on your operations, that you do not offer rebates or discounts on SCENESSE beyond statutory requirements and that you aim for uniform pricing per jurisdiction. As it appears that uniform pricing may coexist with expected rebates and other variable consideration with EEA and U.S. national or private insurers, whether

stated or implicit, tell us how you considered whether any non-uniform elements exist, and if so, whether they are variable consideration that should be estimated and constrained in determining your transaction price under ASC 606. Please provide us the accounting guidance that supports your determination.

Interim Condensed Financial Statements, page F-24

11. Please revise your December 31, 2025 interim financial statements to include a header for each of the statements and notes that prominently include "IFRS" and "Unaudited" for immediate visibility to distinguish them from the U.S. GAAP annual statements.

Notes to the Condensed Financial Statements, page F-28

12. Please revise the basis of presentation footnote to include that these statements are prepared according to IFRS as issued by the IASB to qualify for the reconciliation exemption under Instruction 4 of Item 8.A.5 of Form 20-F.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Bonnie Baynes at 202-551-4924 or Vanessa Robertson at 202-551-3649 if you have questions regarding comments on the financial statements and related matters. Please contact Lauren Hamill at 303-844-1008 or Joe McCann at 202-551-6262 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Louis Taubman